# Alto Pizza Kitchen + Bar

## BALANCE SHEET

### As of December 31, 2018

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Checking | 19,052.14 |
| Credit Card Clearing | 0.00 |
| Door Dash Clearing | 0.00 |
| Drawer | 370.00 |
| Huntington | 132.96 |
| Payroll Clearing | 0.00 |
| Safe | 560.00 |
| Uber Eats Clearing | 34.78 |
| **Total Bank Accounts** | **$20,149.88** |
| Accounts Receivable | |
| Accounts Receivable (A/R) | 478.80 |
| **Total Accounts Receivable** | **$478.80** |
| Other Current Assets | |
| Food Purchases | 2,678.26 |
| Liquor, Wine, Beer | 7,622.90 |
| Supply Inventory | 9,262.49 |
| **Total Other Current Assets** | **$19,563.65** |
| **Total Current Assets** | **$40,192.33** |
| Fixed Assets | |
| Accumulated Depreciation - Leasehold Improvements | -85,611.51 |
| Accumulated Depreciation - Machinery & Equipment | -148,605.01 |
| Leasehold Improvements | 601,609.77 |
| Machinery & Equipment | 148,605.01 |
| **Total Fixed Assets** | **$515,998.26** |
| Other Assets | |
| Accumulated Amortization - Loan Fees | -266.67 |
| Accumulated Amortization - Start-up Costs | -894.87 |
| Loan Fee | 2,000.00 |
| Start up costs | 26,848.22 |
| **Total Other Assets** | **$27,686.68** |
| **TOTAL ASSETS** | **$583,877.27** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable (A/P) | 68,085.16 |
| **Total Accounts Payable** | **$68,085.16** |
| Credit Cards | |

|  | TOTAL |
|---|---:|
| Capital One | 5,499.16 |
| Credit Card x2591 | 1,375.37 |
| PNC Cash Rewards x1091 | 5,783.74 |
| **Total Credit Cards** | **$12,658.27** |
| Other Current Liabilities | |
| Behalf | 0.00 |
| Customer Deposits | 100.00 |
| Gift Card Liability | 5,400.32 |
| Kentucky Department of Revenue Payable | 4.80 |
| PayPal Loan | 28,468.55 |
| Sales Tax Payable | 11,613.75 |
| Tips Payable | 0.00 |
| **Total Other Current Liabilities** | **$45,587.42** |
| **Total Current Liabilities** | **$126,330.85** |
| Long-Term Liabilities | |
| Loan Bob | 3,500.00 |
| Notes Payable | -554.11 |
| Ascentium | 28,729.92 |
| Blue Bridge | 57,393.54 |
| Huntington Loan | 25,000.00 |
| NKADD | 90,049.73 |
| Pawnee | 54,330.43 |
| **Total Notes Payable** | **254,949.51** |
| **Total Long-Term Liabilities** | **$258,449.51** |
| **Total Liabilities** | **$384,780.36** |
| Equity | |
| Ann and Tony | 200,000.00 |
| Knox Equity | 25,000.00 |
| Opening Balance Equity | 0.00 |
| Owner's Investment | 462,775.10 |
| Owner's Pay & Personal Expenses | -6,710.00 |
| Retained Earnings | |
| Wunderfund Investment | 47,150.00 |
| Net Income | -529,118.19 |
| **Total Equity** | **$199,096.91** |
| **TOTAL LIABILITIES AND EQUITY** | **$583,877.27** |